UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Kong Wai, WONG

Effective on August 5, 2026, Mr. Kong Wai, WONG (“Mr. Wong”) resigned as Chief Financial Officer of Top Wealth Group Holding Limited (the “Company”). Mr. Wong has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Kwan Chak, CHEUNG

Effective on August 5, 2026, the Board of Directors (the “Board”) of the Company approved the appointment of Mr. Kwan Chak, CHEUNG (“Mr. Cheung”) as Chief Financial Officer of the Company, to fill the vacancy of Mr. Wong. In connection with Mr. Cheung’s appointment as the Chief Financial Officer of the Company, the Company and Mr. Cheung entered into agreement.

Mr. Cheung does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Cheung is a seasoned financial and accounting professional with over 8 years of experience in auditing. Mr. Cheung was an Audit Senior at A.C Fortune CPA Company Limited from December 2021 to July 2026. From 2020 to 2021, he was a Staff Accountant II at C K Yau & Partners CPA Limited. From 2018 to 2020, he was an Audit Assistant at C. B. Wong & Co. Mr. Cheung obtained a Bachelor of Business Administration (Hons) in Professional Accounting from The Open University of Hong Kong in 2018.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Chief Financial Officer Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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